EXHIBIT 21.1

Subsidiaries of Aralez Pharmaceuticals Limited

Name of Entity	State/Jurisdiction of Incorporation
Aralez Pharmaceuticals Holdings Limited	Ireland
Stamridge Limited (indirect)	Ireland
ARLZ US Acquisition Corp. (indirect)	Delaware
ARLZ CA Acquisition Corp. (indirect)	Ontario